Exhibit 1.3

December 19, 2013

Home Savings Bank

3762 East Washington Avenue

Madison, WI 53704

Attention: James R. Bradley, Jr.

Chairman, President & CEO

Ladies and Gentlemen:

This letter confirms the engagement of Sterne, Agee & Leach, Inc. (“Sterne Agee”) to act as a financial advisor to Home Savings Bank (the “Bank”) in connection with the Bank’s proposed conversion from the mutual to stock form of organization, pursuant to the Bank’s Plan of Conversion (the “Conversion”), including the offer and sale of certain shares of the common stock (the “Common Stock”) of a holding company (the “Holding Company”) to be formed by the Bank to eligible persons in a Subscription Offering, with any remaining shares offered to the general public in a Community Offering (a Subscription Offering, a Community Offering and any Syndicated Community Offering are collectively referred to herein as the “Offerings”). The Bank and the Holding Company are collectively referred to herein as the “Company”. This letter agreement sets forth the terms and conditions of our engagement. The Company has advised Sterne Agee that it separately has retained Keefe, Bruyette & Woods, Inc. (“KBW”) as its primary financial advisor and conversion agent in connection with the Offerings.

1.	Advisory/Offering Services

As one of the Company’s financial advisors, Sterne Agee will provide financial and logistical advice to the Company and will assist the Company’s management, legal counsel, accountants and other advisors, including KBW, in connection with the Conversion and related issues. We anticipate our services will include the following, each as may be necessary and as the Company may reasonably request:

a.	Provide advice on the financial and securities market implications of the Plan of Conversion and any related corporate documents, including the Company’s Business Plan;

b.	Assist in structuring the Offerings, including developing and assisting in implementing a marketing strategy for the Offerings;

c.	Reviewing all offering documents, including the Prospectus, stock order forms, letters, brochures and other related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

d.	Assisting the Company in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

e.	Assist the Company in the drafting and distribution of press releases as required or appropriate in connection with the Offerings;

f.	Meet with the Board of Directors and/or management of the Company to discuss any of the above services; and

g.	Such other financial advisory and investment banking services in connection with the Offerings as may be agreed upon by Sterne Agee, KBW and the Company.

2.	Due Diligence Review

The Company acknowledges and agrees that Sterne Agee’s obligation to perform the services contemplated by this agreement shall be subject to the satisfactory completion of such investigations and inquiries relating to the Company, and its directors, officers, agents and employees, as Sterne Agee and its counsel in their sole discretion may deem appropriate under the circumstances. The Company agrees it will make available to Sterne Agee all relevant information, whether or not publicly available, which Sterne Agee reasonably requests, and will permit Sterne Agee to discuss with the Board of Directors and management the operations and prospects of the Company. Sterne Agee will treat all material non-public information as confidential. The Company recognizes and confirms that Sterne Agee (a) will use and rely on such information in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information or to conduct any independent verification or any appraisal or physical inspection of properties or assets. Sterne Agee will assume that all financial forecasts have been reasonably prepared and reflect the best then currently available estimates and judgments of the Company’s management as to the expected future financial performance of the Company.

3.	Regulatory Filings

The Company will cause appropriate offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), the Financial Industry Regulatory Authority (“FINRA”), and the appropriate federal and/or state bank regulatory agencies. In addition, we understand that KBW and the Company have agreed that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offerings, and that the Company shall cause such counsel to prepare a Blue Sky Memorandum (the “Memo”) related to the Offerings. We hereby request that the Memo address Sterne Agee’s participation in the offerings and that such counsel furnish Sterne Agee a copy thereof addressed to Sterne Agee or upon which Sterne Agee may rely.

4.	Fees

For the services hereunder, the Company shall pay the following fees to Sterne Agee at closing unless stated otherwise:

a.	Management Fee: A Management Fee of $5,000 payable in cash upon the execution of this agreement.

b.	Success Fee: A Success Fee of $40,000 shall be paid upon completion of the Offerings. The Management Fee described in 4(a) will be credited against the Success Fee paid pursuant to this paragraph.

c.	Notwithstanding any other statement herein to the contrary, the Company shall not be required to pay any fee under this Section 4 if the FINRA has not approved the fairness of Sterne Agee’s compensation by the earlier of (i) January 24, 2014 or (ii) the date the Company’s Registration Statement under the Securities Act of 1934 is declared effective, unless such approval is not required.

5.	Additional Services

Sterne Agee further agrees to provide financial advisory assistance to the Company for a period of three years following completion of the Offerings, including general strategic planning, the creation of a capital management strategy designed to enhance the value of the Company, including the formation of a dividend policy and share repurchase program, assistance with shareholder relations matters, general advice on mergers and acquisitions, and other related financial matters, without the payment by the Company of any fees in addition to those set forth in Section 4 hereof. Nothing in this letter agreement shall require the Company to obtain such services from Sterne Agee. If Sterne Agee acts as a financial advisor to the Company in connection with any specific transactions, the terms of such engagement will be set forth in a separate agreement between the Company and Sterne Agee.

6.	Expenses

The Company will bear those expenses of the proposed Offerings customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, “Blue Sky,” and FINRA filing and registration fees; the fees of the Company’s accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offerings; the fees set forth in Section 4; and fees for “Blue Sky” legal work. If Sterne Agee incurs expenses on behalf of Company, the Company will reimburse Sterne Agee for such expenses.

Sterne Agee shall be reimbursed for its reasonable out-of-pocket expenses, not to exceed $1,500 (subject to the provisions of this paragraph), related to the Offerings, including costs of travel, meals and lodging, photocopying, telephone, facsimile, and couriers. These expenses assume no unusual circumstances or delays, and no resolicitation in connection with the Offerings. The Company acknowledges and agrees that, in the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited to the event of a delay in the Offerings which would require an update of the financial information in tabular form to reflect more than two periods later than that set forth in the original filing of the offering documents), such expense cap may be increased by an additional amount not to exceed $1,500. The provisions of this paragraph are not intended to apply to or in any way impair or limit the indemnification provisions contained herein.

7.	Limitations

The Company acknowledges that all opinions and advice (written or oral) given by Sterne Agee to the Company in connection with Sterne Agee’s engagement are intended solely for the benefit and use of the Company for the purposes of its evaluation of the proposed Offerings. Unless otherwise expressly stated in an opinion letter issued by Sterne Agee or otherwise expressly agreed, no one other than the Company is authorized to rely upon this engagement of Sterne Agee or any statements or conduct by Sterne Agee. The Company agrees that no such opinion or advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to Sterne Agee be made by the Company or any of its representatives without the prior written consent of Sterne Agee.

The Company acknowledges and agrees that Sterne Agee has been retained to act solely as a financial advisor to the Company and not as an advisor to or agent of any other person, and the Company’s engagement of Sterne Agee is not intended to confer rights upon any person not a party to this Agreement (including shareholders, employees or creditors of the Company) as against Sterne Agee or its affiliates, or their respective directors, officers, employees or agents. In such capacity, Sterne Agee shall act as an independent contractor, and any duties arising out of its engagement shall be owed solely to the Company. It is understood that Sterne Agee’s responsibility to the Company is solely contractual in nature and Sterne Agee does not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

8.	Benefit

This letter agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this letter agreement shall not be assignable by Sterne Agee.

9.	Confidentiality

Sterne Agee acknowledges that a portion of the Information may contain confidential and proprietary business information concerning the Company. Sterne Agee agrees that, except as contemplated in connection with the performance of its services under this agreement, as authorized by the Company or as required by law, regulation or legal process, Sterne Agee agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information); provided, however, that Sterne Agee may disclose such Confidential Information to its agents and advisors who are assisting or advising Sterne Agee in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Sterne Agee, (b) was available to Sterne Agee on a non-confidential basis prior to its disclosure to Sterne Agee by the Company, or (c) becomes available to Sterne Agee on a non-confidential basis from a person other than the Company who is not otherwise known to Sterne Agee to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

The Company hereby acknowledges and agrees that the presentation materials and financial models used by Sterne Agee in performing its services hereunder have been developed by and are proprietary to Sterne Agee. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior consent from Sterne Agee in writing.

10.	Indemnification

As Sterne Agee will be acting on behalf of the Company in connection with the Offerings, the Company agrees to indemnify and hold harmless Sterne Agee and its affiliates, the respective partners, directors, officers, employees and agents of Sterne Agee and its affiliates and each other person, if any, controlling Sterne Agee or any of its affiliates and each of their successors and assigns (Sterne Agee and each such person being an “Indemnified Party”) to the fullest extent permitted by law, from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise related to or arising out of the Offerings or the engagement of Sterne Agee pursuant to, or the performance by Sterne Agee of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation, preparing for or defending any such action or claim whether or not in connection with pending or threatened litigation, or any action or proceeding arising therefrom, whether or not Sterne Agee is a party; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Sterne Agee expressly for use therein or (b) to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from Sterne Agee’ s gross negligence or bad faith of Sterne Agee.

If the indemnification provided for in the foregoing paragraph is judicially determined to be unavailable (other than in accordance with the terms hereof) to any person otherwise entitled to indemnity in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such person hereunder, the Company shall contribute to the amount paid or payable by such person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Sterne Agee, on the other hand, of the engagement provided for in this Agreement or (ii) if the allocation provided for in clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of the Company and Sterne Agee, as well as any other relevant equitable considerations; provided, however, in no event shall Sterne Agee’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by Sterne Agee under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to Sterne Agee of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company in the Conversion and the Offerings that are the subject of the engagement hereunder, whether or not consummated, bears to (b) the fees paid or to be paid to Sterne Agee under this Agreement.

The Company also agrees that neither Sterne Agee, nor any of its affiliates nor any officer, director, employee or agent of Sterne Agee or any of its affiliates, nor any person controlling Sterne Agee or any of its affiliates, shall have any liability to the Company for or in connection with such engagement except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Company which are finally judicially determined to have resulted primarily from Sterne Agee’s bad faith or gross negligence. The foregoing agreement shall be in addition to any rights that Sterne Agee, the Company or any Indemnified Party may have at common law or otherwise, including, but not limited to, any right to contribution. For the sole purpose of enforcing and otherwise giving effect to the indemnification and contribution provisions of this agreement, the Company hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to this agreement is brought against Sterne Agee or any other indemnified party.

The Company acknowledges and agrees that neither Sterne Agee nor KBW shall be liable or responsible for the bad faith or gross negligence of the other.

The Company agrees that it will not, without the prior written consent of Sterne Agee, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Sterne Agee is an actual or potential party to such claim, action, suit, or proceeding) unless such settlement, compromise or consent includes an unconditional release of Sterne Agee from all liability arising out of such claim, action, suit or proceeding.

11.	Definitive Agreement

This letter agreement reflects Sterne Agee’s present intention of proceeding to work with the Company on its proposed Offerings. No legal and binding obligation is created on the part of the Company or Sterne Agee with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 4, (iii) the payment of expenses as set forth in Section 6, (iv) the limitations set forth in Section 7, and (v) the indemnification and contribution provisions set forth in Section 10, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

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If the foregoing correctly sets forth our agreement, please so indicate by signing both copies of this Agreement and return one executed copy to: Sterne, Agee & Leach, Inc., 233 South Wacker Drive, Suite 9550, Chicago, IL 60606, Attention: Robert A. Kotecki. We look forward to working with you towards the successful conclusion of this engagement and developing a long-term relationship with the Company.

Sincerely, STERNE, AGEE & LEACH, INC.

By:	/s/ Robert A. Kotecki, CFA
Robert A. Kotecki, CFA
Managing Director

By:	/s/ Daryle A. DiLascia
Daryle A. DiLascia
Head of Depository Investment Banking

ACCEPTED and AGREED as of the 2ND day of January, 2014.

HOME SAVINGS BANK

By:	/s/ James R. Bradley, Jr.
James R. Bradley, Jr.
Chairman, President & CEO